TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2024 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, May 9, 2024 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the first quarter ended March 31, 2024.

"IAMGOLD started 2024 with very strong performance across its operations, projects and in health and safety," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "At its operations, the Company reported attributable production of 151,000 ounces. This outperformance was driven by stable operations and positive grade reconciliation at Essakane, coupled with Westwood achieving its highest quarter of production since the restart of the mine in 2021. Looking forward, Essakane and Westwood are well positioned to achieve their guidance targets this year, and I want to thank both teams for the commitment to Zero Harm®, accountability and performance."

"The highlight of the quarter, and a major milestone for IAMGOLD was the announcement of the first gold pour at the Côté Gold mine," continued Mr. Adams. "This achievement represents the culmination of over 15 million hours of work and over four years of construction to bring the project online within the revised budget - an incredible effort for the team on the ground. While cause for celebration, the first gold achievement is but the first step in the road to bring Côté to full design capacity. The ramp up of the operation is progressing well, with all major equipment - including crushers, high pressure grinding rolls ("HPGR"), ball mill, cyclones, conveyors, piping, electrical connections and inter-plant programming communications - demonstrating their capability to operate at planned throughput levels. The key for Cote during this period is to steadily improve the plant availability and stability. We are seeing improvements every day and are confident in our estimate of commercial production in the third quarter 2024. This timeline will set us up well towards the goal of reaching 90% throughput exiting 2024 and ultimately position Côté Gold among the top gold mines in Canada."

HIGHLIGHTS:

Operating and Financial

• Attributable gold production was 151,000 ounces. Essakane had a strong first quarter with attributable production of 118,000 ounces, mainly due to higher grades, Westwood achieved its highest quarterly production since restarting with production of 32,000 ounces and initial attributable production was achieved at Côté Gold of 1,000 ounces.

• Operating guidance for the year is unchanged. Attributable gold production, excluding Côté Gold, for 2024 is expected to be in the range of 430,000 to 490,000 ounces, with cash costs per ounce sold for Essakane and Westwood to be between $1,280 and $1,400 per ounce sold and AISC expected to be in the range of $1,780 to $1,940 per ounce sold.

• Revenues were $338.9 million from sales of 163,000 ounces (150,000 ounces on an attributable basis) at an average realized gold price1 of $2,077 per ounce.

• Cost of sales per ounce sold was $1,056, cash cost1 per ounce sold was $1,053 and all-in-sustaining-cost1 ("AISC") per ounce sold was $1,493 (excluding Côté Gold).

• Net earnings and adjusted net earnings per share attributable to equity holders1 of $0.11 and $0.11, respectively.

• Net cash from operating activities was $77.1 million. Net cash from operating activities, before movements in working capital and non-current ore stockpiles1 was $142.8 million.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 was $154.1 million and adjusted EBITDA1 was $152.5 million.

• Mine-site free cash flow1, excluding Côté Gold, was $46.2 million.

• The Company has available liquidity1 of $693.8 million, mainly comprised of cash and cash equivalents of $291.2 million and the available balance of the secured revolving credit facility ("Credit Facility") of $402.3 million as at March 31, 2024.

• In health and safety, for the quarter ended March 31, 2024, the Company reported a DARTFR (days away, restricted, transferred duty frequency rate) of 0.53, an improved trend since last year and a TRIFR (total recordable injuries frequency rate) of 0.61, an improved trend since last year.

• On April 19, 2024, the Company received an updated credit rating from Standard and Poor's which upgraded the corporate credit rating from CCC+ to B- with a stable outlook. This compares with the Company's existing corporate credit ratings from Fitch and Moody's of B- and B3 respectively.

Côté Gold

• The first gold pour was completed on March 31, 2024, with the crushing, HPGR and processing circuits performing within expectations, including power consumption. Construction is also substantially complete and the construction teams have been demobilized with a successful handover to the operations team. Operations are scheduled to continue to ramp-up in the second quarter 2024 and commercial production is expected to be achieved during the third quarter 2024. The Company expects the Côté Gold operation to exit the year at approximately 90% of nameplate throughput.

• Operating guidance for Côté Gold is unchanged, with 2024 production (on a 100% basis) expected to be between 220,000 and 290,000 ounces for the year (132,000 and 174,000 ounces on a 60.3% basis for IAMGOLD). As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

• On a 100% basis at the UJV level, the Côté Gold Project incurred project expenditures1 of $151.7 million in the first quarter 2024. Since commencement of construction, $2.935 billion of the planned $2.965 billion of project expenditures has been incurred up to achievement of first gold. Remaining project expenditures post first gold are estimated to be $67 million ±5%, in line with guidance.

• IAMGOLD will continue to fund 60.3% of the operating costs and capital expenditures and will receive 60.3% of the gold production. See "Côté Gold".

Corporate

• On April 4, 2024, the Company announced that it entered into a gold prepay arrangement and a partial amendment to one of its existing gold prepayment arrangements. The net result of these arrangements is the effective transition of the cash impact of the current gold delivery obligations out of the second quarter of 2024 into the same period in the following year, increasing cashflow in the second quarter 2024 by approximately $73.6 million assuming gold prices at the time of the arrangement. See "Liquidity and Capital Resources".

• On February 15, 2024, the Company announced that Murray Suey has been appointed to the Company's Board of Directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

• On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar for consideration of approximately 12.0 million common shares of the Company. Vanstar owned a 25% interest in the Nelligan Gold Project ("Nelligan") in Quebec, Canada. With the acquisition of Vanstar complete, the Company now owns a 100% interest in Nelligan.

• On February 27, 2024, the Company announced that it had completed the acquisition of all the outstanding common shares of EURO Ressources S.A., following the approval by the Autorité des Marchés Financiers in France on January 23, 2024. IAMGOLD France acquired the remaining outstanding common shares of EURO that IAMGOLD France did not already own for cash consideration of €3.50 per share for an aggregate consideration of €21.9 million ($23.7 million), followed immediately by a "squeeze-out" under French law and the subsequent delisting of Euro Ressources from the Euronext Paris stock exchange.

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QUARTERLY REVIEW

For more details and the Company's overall outlook for 2024, see "Outlook", and for individual mine performance, see "Quarterly Updates". The following table summarizes certain operating and financial results for the three months ended March 31, 2024 (Q1 2024) and March 31, 2023 (Q1 2023) and certain measures of the Company's financial ("discontinued operations") position as at December 31, 2023, and March 31, 2023. Financial results of Rosebel include the one-month period ended January 31, 2023, prior to the closing of the sale to Zijin.

	Q1 2024	Q1 2023
Key Operating Statistics ($ millions from continuing operations)
Gold production - attributable (000s oz)
- Essakane	118	92
- Westwood	32	21
Subtotal	150	113
- Côté Gold	1	-
Total gold production - attributable (000s oz)	151	113
Gold sales - attributable (000s oz)
- Essakane	117	88
- Westwood	33	21
Subtotal	150	109
- Côté Gold	-	-
Total gold sales - attributable (000s oz)	150	109
Cost of sales[1] ($/oz sold) - attributable
- Essakane	$1,004	$1,063
- Westwood	1,243	1,657
Subtotal	$1,056	$1,176
- Côté Gold	-	-
Total cost of sales[1] ($/oz sold) - attributable	$1,056	$1,176
Cash costs[2] ($/oz sold) - attributable
- Essakane	$1,002	$964
- Westwood	1,236	1,646
Subtotal	$1,053	$1,094
- Côté Gold	-	-
Total cash costs[2] ($/oz sold) - attributable	$1,053	$1,094
AISC[2] ($/oz sold) - attributable
- Essakane	$1,312	$1,157
- Westwood	1,836	2,508
Subtotal	$1,493	$1,525
- Côté Gold	-	-
Total AISC[2] ($/oz sold) - attributable	$1,493	$1,525
Average realized gold price[2,3]($/oz)	$2,077	$1,893
Key Operating Statistic ($ millions from Rosebel discontinued operation)
Gold production - attributable (000s oz)	-	25
Gold sales - attributable (000s oz)	-	24
Cost of sales[1] ($/oz sold) - attributable	-	$949
Cash costs[2] ($/oz sold) - attributable	-	$949
AISC[2] ($/oz sold) - attributable	-	$1,358
  Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the consolidated interim financial statements.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  The average realized gold price in the first quarter 2024 excluding the impact of the 2022 Prepay Arrangement (as defined below) was $2,091.

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	Q1 2024	Q1 2023
Financial Results ($ millions from continuing operations)
Revenues	$338.9	$226.2
Gross profit	$105.7	$43.1
EBITDA[1]	$154.1	$82.8
- Continuing operations	$154.1	$68.4
- Discontinued operations	$-	$14.4
Adjusted EBITDA[1]	$152.5	$106.4
- Continuing operations	$152.5	$83.0
- Discontinued operations	$-	$23.4
Net earnings (loss) attributable to equity holders	$54.8	$11.9
- Continuing operations	$54.8	$6.3
- Discontinued operations	$-	$5.6
Adjusted net earnings (loss) attributable to equity holders[1]	$53.0	$39.5
- Continuing operations	$53.0	$24.9
- Discontinued operations	$-	$14.6
Net earnings (loss) per share attributable to equity holders - continuing operations	$0.11	$0.01
Adjusted net earnings (loss) per share attributable to equity holders[1] - continuing operations	$0.11	$0.05
Net cash from operating activities before changes in working capital[1] - continuing operations	$142.8	$55.7
Net cash from operating activities	$77.1	$28.8
- Continuing operations	$77.1	$13.4
- Discontinued operations	$-	$15.4
Mine-site free cash flow[1]	$46.2	$8.6
- Continuing operations	$46.2	$2.7
- Discontinued operations	$-	$5.9
Capital expenditures[1,2] - sustaining	$55.1	$35.0
Capital expenditures[1,2] - expansion	$115.2	$137.1
	March 31	December 31
	2024	2023
Financial Position ($ millions)
Cash and cash equivalents	$291.2	$367.1
Long-term debt	$820.9	$830.8
Net cash (debt)[1]	$(715.8)	$(649.5)
Available Credit Facility	$402.3	$387.0
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  Capital expenditures represent incurred expenditures for property, plant and equipment and exploration and evaluation assets, and exclude right-of-use assets.

OUTLOOK

Côté Gold Outlook (100% basis)

Production

Production at Côté Gold is expected to be between 220,000 and 290,000 ounces for the year (130,000 and 175,000 ounces on a 60.3% basis for IAMGOLD - see "Côté Gold" below). This estimate assumes that following initial gold production in the first quarter 2024, operations ramp-up in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company defines commercial production as an average throughput of the mill of 60% over a period of 30 days. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

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Costs

During the ramp-up period and prior to achieving near nameplate production rates, operating and capitalized waste stripping unit costs are expected to be higher than the expected life of mine average as outlined in the existing 43-101 technical report (dated August 12, 2022) as fixed costs are absorbed by lower volumes, increases in certain cost inputs from the impact of inflation since completion of the technical report, and higher royalty costs due to higher gold prices. As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

For accounting purposes, revenue and cost of sales will be recognized from the commencement of production.

The Company will continue to fund 60.3% of the operating costs and capital expenditures and will receive 60.3% of the gold production.

Capital Expenditures

($ millions)	Actual Q1 2024[1]	Full Year Guidance 2024[2,3]	Adjusted Full Year Guidance 2024[2,3]
Project expenditures[4] to first gold	$151.7	$179	$152
Project expenditures[4] post first gold	-	40	67
Subtotal Project expenditures[4]	151.7	219	219
Capitalized waste stripping	8.1	50	50
Capitalized operating pre-production costs	27.0	40	40
Capital expenditures related to operations[3]	9.5	145	145
Total	$196.3	$454	$454
  100% basis, unless otherwise stated.
  Capital expenditures guidance (±5%).
  Guidance assumes all equipment purchased and does not include the impact of the change to lease up to $25 million of equipment.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Côté Gold's capital expenditures related to operations in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving commercial production and the nature of the expenditure.

Essakane and Westwood Outlook

	Actual Q1 2024	Full Year Guidance 2024[1]
Essakane (000s oz)	118	330 - 370
Westwood (000s oz)	32	100 - 120
Total attributable production (000s oz)[2]	150	430 - 490
Cost of sales[2] ($/oz sold)	$1,056	$1,280 - $1,400
Cash costs[2,3] ($/oz sold)	$1,053	$1,280 - $1,400
AISC[2,3] ($/oz sold)	$1,493	$1,780 - $1,940
  The full year guidance is based on the following 2024 full year assumptions, before the impact of hedging: average realized gold price of $1,900 per ounce, USDCAD exchange rate of 1.32, EURUSD exchange rate of 1.10 and average crude oil price of $83 per barrel.
  Consists of Essakane and Westwood on an attributable basis of 90% and 100%, respectively.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Production Outlook

Attributable gold production, excluding Côté Gold, for 2024 is unchanged and is expected to be in the range of 430,000 to 490,000 ounces.

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Costs Outlook

The 2024 costs guidance for Essakane and Westwood is unchanged with cash costs per ounce sold expected to be between $1,280 and $1,400 per ounce sold and AISC expected to be in the range of $1,780 to $1,940 per ounce sold. Costs in the first quarter of 2024 were in line with budget and guidance estimates, however, operating costs on a per ounce basis in the period were lower due to higher production and sales volume.

While inflationary pressures are easing, pricing for certain main consumables, including cyanide and grinding media is persisting in line with the levels of 2023, with easing pricing pressures expected in the second half of 2024.

Pricing of fuel and fuel-linked products is expected to remain under pressure, reflecting continued imbalances in global supply and demand. Increases in oil prices are expected to be partially mitigated by the existing oil hedge program, see "Market Risk". Excluding the impact of the Company's hedging program, a $10/bbl increase in the oil price is estimated to result in an increase to cash costs of $11 per ounce sold. With current hedges in place, the same movement is estimated to result in an increase in cash costs of $6 per ounce sold.

Capital Expenditures

Sustaining capital expenditures¹ for 2024 are expected to be approximately $215 million (± 5%) of which the majority is related to capitalized stripping at Essakane and underground development at Westwood, with an additional $5 million (± 5%) in expansion capital¹ expected at Essakane.

	Actual Q1 2024[1]			Full Year Guidance 2024[2]
($ millions)	Sustaining[3]	Expansion	Total	Sustaining[3]	Expansion	Total
Essakane (±5%)	$36.0	$0.5	$36.5	$150	$5	$155
Westwood (±5%)	19.0	-	19.0	65	-	65
	$55.0	$0.5	$55.5	215	5	220
Corporate	0.1	-	0.1	-	-	-
Total[4]	$55.1	$0.5	$55.6	$215	$5	$220
  100% basis, unless otherwise stated.
  Capital expenditures guidance (±5%) at Essakane and Westwood.
  Sustaining capital includes capitalized stripping of (i) $25.7 million for Essakane and $2.3 million for Westwood in the first quarter 2024 and (ii) $100 million for Essakane and $4 million for Westwood for the full year guidance. See "Outlook" sections below.
  Includes $3 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

Exploration Outlook

Exploration expenditures for 2024 are expected to be approximately $20 million, including $5 million on the Gosselin resource delineation drilling program, as well as other near-mine and greenfield programs.

	Actual Q1 2024			Full Year Guidance 2024[1]
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$4.0	$4.0	$-	$15	$15
Exploration projects - brownfield[1]	1.2	0.9	2.1	3	2	5
	$1.2	$4.9	$6.1	$3	$17	$20

1. The full year guidance does not include expenditures for the Bambouk Assets sales currently held for sale. See "Bambouk Assets, West Africa" for additional details.

Income Taxes Paid and Depreciation Outlook

The Company expects to pay cash taxes in the range of $45 million to $55 million during 2024. Cash tax payments do not occur evenly by quarter, as amounts paid in a quarter can include payments of the final balance of the prior year taxes and payments of instalments for the current year, both required to be made at times as prescribed by different countries. The income taxes paid guidance reflects continuing operations and does not include cash tax obligations arising as part of the Bambouk sales process. See "Bambouk Assets, West Africa" for additional details.

Depreciation expense in 2024 is expected to be in the range of $270 to $285 million.

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($ millions)	Actual Q1 2024	Full Year Guidance 2024
Depreciation expense	$61.8	$270 - $285
Income taxes paid	$16.7	$45 - $55

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

The Company is committed to:

• Maintaining its culture of accountable mining through high standards of ESG practices; and

• The principle of Zero Harm®, in every aspect of its business, with particular emphasis on respecting the natural environment, building strong community partnerships and putting the health and safety of the Company's employees, contractors and consultants first.

The Company reports annually on its ESG performance highlighting progress and achievements across a range of material topics and indicators. ESG policies, systems and practices are embedded throughout the business and the Company reports annually on its ESG performance via its Global Reporting Initiative ("GRI") and Sustainability Accounting Standards Board ("SASB") aligned Sustainability Report.

As member of the Mining Association of Canada ("MAC"), the Company participates in the Towards Sustainable Mining ("TSM") initiative at all its operations, including internationally at Essakane, which exceeds MAC's requirements. The Company's operating facilities conduct an annual self-assessment to assess their performance against the TSM Assessment Protocols, with a third-party verification from a Verification Service Provider every three years.

In 2024, the Company has set ESG targets related to health and safety; equity, diversity, and inclusion; and environment, including:

• meeting or exceeding leading and lagging health and safety targets (achieve total recordable incident frequency rate (TRIFR) of 0.66 and implement the Critical Risks Protocols);

• increasing representation of women by achieving 15% representation of total employees in 2024;

• developing a biodiversity roadmap;

• developing a water stewardship framework; and

• zero significant environmental and community incidents.

In 2024, the Company will be conducting a self-assessment and seek external verification of the TSM results. The Company has developed action plans to maintain and/or achieve Level A and above scores across all of the TSM protocols.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various prevention programs, the Company continuously promotes a wellness program and a safe work environment at all sites. The DARTFR (days away, restricted, transferred duty frequency rate) was 0.53 as at March 31, 2024 (compared to 0.56 as at March 31, 2023). The TRIFR (total recordable injuries frequency rate) was 0.61 as at March 31, 2024 (compared to 0.80 as at March 31, 2023), tracking below the Company's annual target of 0.66.

In the first quarter 2024, the Company strengthened its safety culture by developing a Critical Risks Program that focuses on the industry's most critical risks and controls. At Essakane, the site conducted a management review of its health and safety management system that is ISO 45001 certified. At Côté Gold, the site conducted emergency response and medical response preparedness for cyanide and caustic agents, in addition to completing a thorough third-party audit of grating, guarding, and handrails throughout the Mill complex. Westwood focused on enhancing incident investigation capabilities through incident cause analysis method ("ICAM") training for supervisors and shared lessons learned to all workers.

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Environmental

In 2024, the key environmental focus areas for the Company are on water and biodiversity. The Company has begun the development of a water stewardship framework that takes a catchment-based planning approach, in order to enhance its management capacities in this area and allow the Company to evaluate its impacts and contributions to regional watersheds. The Company will also expand on the initial biodiversity assessment done in 2022 to develop a more comprehensive biodiversity roadmap to support its goal of achieving net positive biodiversity and evaluate the appropriateness of the Company reporting against the Taskforce on Nature-related Financial Disclosures.

At Essakane, progress continued on Falagountou's Closure Plan, including collaborative work with INERA (Institute of Environment and Agricultural Research) on the best practice phytoremediation of the closed mine site. The Closure Plan is expected to be filed in the second quarter 2024. Essakane's Closure Plan that was submitted in 2019 is currently being updated and the target timeline for the submission is at the end of 2024. Essakane conducted several biodiversity monitoring studies on fauna, including mammals, avians, reptiles, fish and insects as part of its Biodiversity Management Program.

At Westwood, the 2021 Closure Plan continues to be reviewed by the Quebec Ministry of Natural Resources and Forestry ("MRNF"). Westwood continues to pilot water recycling projects to reduce water withdrawal from the Bousquet River.

Côté Gold continued the review of its environmental management practices in preparation for the ramp-up of production. Côté Gold worked on freshet preparedness plans and mitigation measures in advance of the spring season. Côté Gold implemented a tool to monitor fauna on site. Côté Gold completed the installation of walleye spawning habitat as part of its offsetting plan for the Fisheries Act Authorization. Côté Gold's application to the Low Carbon Economy Challenge Fund, which proposed to convert select diesel-driven equipment to electric options, is proceeding to the next phase of evaluation.

As of March 31, 2024, there were zero environmental significant incidents.

Social Engagement

The sites continue to engage with their communities of interest and support community investment initiatives. At Essakane, key engagements and activities included discussions on the Yaya waste dump and monitoring of artisanal miners.

At Côté Gold, an evaluation of the implementation of the First Nations Impact Benefit Agreement (IBA) during construction was completed, the team met with the newly elected Mattagami First Nations Chief and Council and also provided a site tour for students at Laurentian University.

At Westwood, the team held the first meeting of the year with the Fayolle Stakeholder Monitoring Committee and conducted First Nations and communications training.

As of March 31, 2024, there were zero community-related significant incidents.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action, the Company continues to take meaningful action towards reconciliation by respecting and upholding Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. The Company is committed to engaging in a manner that respects the principle of self-determination of Indigenous people, aims to achieve their right to free, prior and informed consent and respects their cultural heritage and traditions. These principles are enshrined in the United Nations Declaration on the Rights of Indigenous People and form the foundation of IAMGOLD's Indigenous Engagement Policy.

Equity, Diversity and Inclusion

Guided by the value principle to conduct ourselves with respect and embrace diversity, the Company continues to uphold its commitment to Equity, Diversity and Inclusion ("EDI") and to engage, empower and support our employees, as well as our partners in the communities in which we operate. The Company recognizes that diversity exists across many dimensions and lived experiences, and a diverse workforce and an inclusive work culture can inspire creativity and innovation, promote effective decision-making and lead to stronger business outcomes.

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The EDI Steering Committee, comprised of executive and senior business leaders and functional specialists, ensures that diversity efforts align with business strategy. Key prioritization for the Company is on retaining and attracting diverse talent through training and education, the improvement of working conditions and the expansion of individual growth opportunities. Additional focus is placed on the promotion of inclusive and equitable practices that enable a culture of belonging where every employee can excel both professionally and personally.

The Company has established a female representation target of 20% of overall workforce by 2030. Annual goals designed to achieve progress towards this are included as part of the ESG metric in the Company Scorecard, and progress towards goals is being tracked.

The Company is implementing the MAC TSM protocol on Equitable, Diverse and Inclusive Workplaces and also actively engages with the Mining Industry HR Council Canada, including representation on their Inclusion & Diversity Sub-Committee.

IAMGOLD has been recognized as a Greater Toronto Area Top 100 Employer for its efforts on various inclusion, engagement and culture work, and is a two-time Excellence Awardee in the Canadian HR Awards for financial, physical and mental wellness.

Governance

The Board of Directors of IAMGOLD (the "Board") adopted new diversity and renewal guidelines in 2021, reflecting governance best practices. Regarding diversity, the Board agreed that its membership should comprise, at a minimum, the greater of (i) two and (ii) 30% female directors. With respect to Board membership renewal, it was decided that the average tenure of the Board should not exceed ten years and that no director should serve as the chair of the Board or the chair of any committee for more than ten consecutive years.

On February 15, 2024, the Company announced that Murray Suey has been appointed to the Company's Board of Directors effective immediately. Mr. Suey has also been appointed as the Chair of the Audit and Finance Committee.

Currently, women represent 44% of the directors and 50% of the independent directors. The average tenure of directors on the Board is less than two years.

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OPERATIONS

Côté Gold Mine (IAMGOLD interest - 60.3%) | Ontario, Canada

Q1 2024
Key Operating Statistics[1]
Ore mined (000s t)	1,944
Grade mined (g/t)	0.72
Operating waste mined (000s t)	3,208
Capital waste mined (000s t)	2,445
Material mined (000s t) - total	7,597
Strip ratio[2]	2.9
Ore milled (000s t)	48
Head grade (g/t)	0.81
Recovery (%)	80
Gold production (000s oz) - 100%	1
Gold production (000s oz) - attributable 60.3%	1
Gold sales (000s oz) - 100%	-
  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.

Operations

On March 31, 2024, Côté Gold commenced production with the achievement of the first gold pour.

Mining activity totaled 7.6 million tonnes in the first quarter 2024, including 1.9 million tonnes of ore. The operations team continues to improve efficiencies of the mining operation, with new daily records achieved in April in excess of 160,000 tonnes hauled per day and 2,200 metres per day of drilling. The mining rate improvements were a result of commissioning of new autonomous haul trucks into the haulage fleet and commencement of double-side loading with the newly commissioned CAT 6060 hydraulic shovels. Combined with the 4.9 million tonnes of previously stockpiled ore, 6.7 million tonnes of material are available for the ramp-up of the processing plant.

A new 6060 hydraulic shovel and two additional autonomous haul trucks were commissioned in the first quarter 2024. An additional two autonomous haul trucks and a drill are expected to be commissioned later in the year.

Mill throughput in the first quarter 2024 was 48,000 tonnes at an average head grade of 0.81 g/t. Lower grade ore was used for initial testing following a build-up of in-circuit inventory. Head grades are expected to increase as the ramp up of the mill continues.

Mill commissioning activities in the first quarter 2024 progressed well with the crushing, HPGR and processing circuits performing as designed and power consumption being in line with expectations. The gravity circuit will be commissioned during the second quarter 2024. Throughout March and April, the crushing and milling circuits utilization rates progressively increased and the mill's throughput capacity is in line with expectations at this stage of the ramp up. When online, the primary and secondary crushers, HPGR and ball mill operated at >95% of nominal throughput. Improving the stability and availability of the mill is the primary focus in order to ramp up the processing circuits' utilization rates towards the goal of achieving commercial production in the third quarter of this year.

The initial discharge of tailings occurred in the final week of March and overall recovery is trending favorably, with the in-circuit gold inventory building up. Recovery during April has been in line with expectations.

Financial Performance (100% basis)

Mining costs of $25.2 million were incurred at an average cost of $3.32 per tonne. Mining costs per tonne continue to improve with the expansion of the autonomous haulage fleet and implementation of double sided loading with the 6060 shovels.

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For accounting purposes, revenue and cost of sales will be recognized from the commencement of sales. IAMGOLD will continue to fund operating and capital expenditures through cash calls at its 60.3% interest and will receive 60.3% of gold production (see "Funding Agreement with Sumitomo" below for accounting of IAMGOLD's 60.3% interest in the project). Costs below are stated at 100%.

On March 8, 2024, based on the comprehensive energy management plan in place, the Ministry of Northern Development accepted the Côté Gold Mine into the Northern Energy Advantage Program (NEAP) providing the operation with a rebate on the price of electricity of C$0.02 per kWh.

Project and capital expenditures of $196.3 million on 100% basis, includes:

• Project expenditures of $151.7 million at an average USDCAD exchange rate of 1.34. Incurred project expenditures include the cost of consumable and supplies inventory purchased during the first quarter 2024. Since the commencement of construction, $2.935 billion of the planned $2.965 billion of project expenditures has been incurred. The plan assumed a USDCAD exchange rate of 1.25.

• In addition to the project expenditures, approximately $27.0 million of operating expenditures related to milling and surface costs have been capitalized in support of the commissioning and ramp-up efforts in advance of achieving commercial production.

• Capital expenditures for operations of $17.6 million, including $8.1 million of capitalized stripping, $8.0 million for tailings and earthworks, and other projects of $1.5 million.

2024 Outlook - 100%

Production at Côté Gold, on a 100% basis, is expected to be between 220,000 and 290,000 ounces for the year. This estimate is unchanged from previous guidance and assumes that following initial gold production, operations ramp-up early in the second quarter 2024 and commercial production is achieved in the third quarter 2024. The Company defines commercial production as an average throughput of the mill of 60% over a period of 30 days. The Company expects Côté Gold operations to exit the year at a throughput rate of approximately 90% of nameplate.

As Côté Gold achieves 90% throughput, which is expected by the end of the year, the Company estimates cash costs at that time to be in the range of approximately $700 to $800 per ounce sold and AISC of $1,100 to $1,200 per ounce sold.

Capital expenditures for 2024 at Côté Gold are outlined in the Outlook section above. Excluding project expenditures for completion of the project, capital expenditures, on a 100% basis, related to: capitalized waste stripping, capitalized operating pre-production costs, and capital expenditures related to operations (including expansion of the tailings management facility, additional mining equipment and owners' costs as outlined in the mine plan) are expected to total $235 million this year. Côté Gold's capital expenditures in 2024 are expected to be higher than the life-of-mine average as the mine progresses the completion of the construction of the full tailings dam footprint to support the life of mine. The classification of capital expenditures as either sustaining or expansion during 2024 will be dependent on the timing of achieving commercial production and the nature of the expenditure.

Gosselin Deposit

The Gosselin deposit is located immediately to the northeast of the Côté Gold deposit. Approximately 35,000 metres of expansion and delineation diamond drilling is planned for 2024, of which approximately 11,300 metres were completed in the first quarter 2024 to test different areas of the Gosselin deposit extensions and the gap between Gosselin West Breccia body and the Côté Breccia at depth. Another 6,000 metres is planned this year to test high potential targets along the favourable structural corridor that links the Côté and Gosselin deposits and runs through the Chester intrusive complex.

Technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies in order to review alternatives for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

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Funding Agreement with Sumitomo

On December 19, 2022, the Company announced it had entered into the JV Funding and Amending Agreement with SMM, whereby SMM contributed $250.0 million of the Company's funding obligations to the Côté Gold UJV and as a result, the Company transferred 9.7% of its interest in Côté Gold to SMM (the "Transferred Interests") with a right to repurchase the Transferred Interests on six remaining dates between May 31, 2024, and November 30, 2026, to return to its full 70% interest in the Côté Gold Mine.

For accounting purposes, the JV Funding and Amending Agreement does not meet the requirements under IFRS to recognize the dilution of the Company's interest in the Côté UJV as a sale and the Company will continue to account for 70% of the assets and liabilities of the joint venture and for 60.3% of the revenues and costs, however, the Company will fund only 60.3% of the operating and capital expenditures through cash calls and receive 60.3% of the gold production. The Company has recognized a financial liability equal to the current repurchase price and option fee, which will include the incremental contributions made and less incremental gold production received by SMM due to its increased interest, up to achieving commercial production. SMM will retain the net proceeds or payments due from its increased interest from the achievement of commercial production up to the repurchase of the Transferred Interests.

The UJV agreement defines the start of commercial production as the first day of the month following the achievement of reaching 30 days of operations during which the mill operated at an average rate of not less than 60% of capacity.

Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company will pay a Repurchase Option fee to SMM equal to the three-month Secured Overnight Financing Rate ("SOFR") plus 4% on the amounts advanced by SMM, during construction and up to achieving commercial production, less the value of the incremental gold production up to achieving commercial production. The Repurchase Option fee accrued during 2023 will be payable upon the earlier of the Company's exercise of the Repurchase Option or November 30, 2026. The Repurchase Option fee accrued from January 1, 2024 is payable in cash on a quarterly basis.

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Essakane Mine (IAMGOLD interest - 90%)1 | Burkina Faso

	Q1 2024	Q1 2023
Key Operating Statistics[1]
Ore mined (000s t)	3,458	1,657
Grade mined (g/t)	1.54	1.82
Operating waste mined (000s t)	3,132	3,962
Capital waste mined (000s t)	4,750	666
Material mined (000s t) - total	11,340	6,285
Strip ratio[2]	2.3	2.8
Ore milled (000s t)	3,039	2,175
Head grade (g/t)	1.52	1.62
Recovery (%)	89	91
Gold production (000s oz) - 100%	131	103
Gold production (000s oz) - attributable 90%	118	92
Gold sales (000s oz) - 100%	130	98
Average realized gold price[3] ($/oz)	$2,092	$1,893
Financial Results ($ millions)[1]
Revenues[4]	$272.3	$186.5
Cost of sales[4]	130.5	104.6
Production costs	110.9	97.4
(Increase)/decrease in finished goods	1.3	(2.3)
Royalties	18.3	9.5
Cash costs[3]	130.2	94.9
Sustaining capital expenditures[3]	36.0	17.1
Expansion capital expenditures[3]	0.5	0.5
Total capital expenditures	36.5	17.6
Earnings from operations	91.5	43.6
Mine site free cash flow[3]	35.7	18.4
Unit costs per tonne[3]
Open pit mining cost per operating tonne mined	$5.48	$5.49
Milling cost per tonne milled	$18.23	$19.35
G&A cost per tonne milled	$9.08	$11.31
Operating costs per ounce[5]
Cost of sales excluding depreciation ($/oz sold)	$1,004	$1,063
Cash costs[3] ($/oz sold)	$1,002	$964
AISC[3] ($/oz sold)	$1,312	$1,157
  100% basis, unless otherwise stated.
  Strip ratio is calculated as waste mined divided by ore mined.
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 30 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Operations

Attributable gold production in the first quarter 2024 was 118,000 ounces, higher by 26,000 ounces or 28% compared to the same prior year period, primarily due to increased throughput as described below.

Mining activity of 11.3 million tonnes in the first quarter 2024 was higher by 5.1 million tonnes or 80% compared to the same prior year period as the mining fleet operated near full capacity. In the prior year period, mining activity was lower due to periodic operational interruptions due to supply chain constraints related to the security environment in the country. At quarter end, sufficient fuel and other consumables were on hand to ensure normal operating levels.

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Mill throughput in the first quarter 2024 was 3.0 million tonnes at an average head grade of 1.52 g/t, 40% higher and 6% lower than the same prior year period, respectively. The increased throughput was primarily the result of plant utilization of 92.8% in the first quarter 2024, an increase from 72.4% during the first quarter 2023 which was impacted by fuel supply disruptions due to supply chain constraints related to the security environment in the country. Head grade during the first quarter 2024 was higher than plan due to mining deeper into Phase 5 and positive grade reconciliation. Grades are expected to return to reserve grade levels as per the mine plan over the course of the year as mining activities begin to transition into the next phases of the pit.

Mill recovery of 89% in the first quarter 2024, was 2% lower than the same prior year period, primarily due to increased ore complexity which was partially mitigated through ore feed blending strategies at the mill.

The security situation in Burkina Faso continues to be a focus for the Company. Terrorist-related incidents are still occurring in the country, the immediate region of the Essakane mine and, more broadly, the West African region. The security situation in Burkina Faso and its neighboring countries continues to apply pressures to supply chains, although with a reduced impact in the first quarter 2024. The Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company continues to invest in the security and supply chain infrastructure in the region and at the mine site. It is also incurring additional costs to bring employees, contractors, supplies and inventory to the mine.

Financial Performance

Production costs of $110.9 million were higher by $13.5 million or 14% primarily due to increased mining and milling activity as the operation was able to operate near full capacity during the first quarter 2024, compared to the first quarter 2023 which was impacted by the supply chain constraints as described above. Cost pressures persisted during the quarter with the landed prices of fuel and other key consumables, including cyanide, lime and grinding media remaining at levels experienced during the fourth quarter 2023. The reduced operating capacity in the prior year period resulted in abnormal costs of $9.5 million and $0.6 million in production costs and depreciation, respectively. The abnormal costs were excluded from cash costs and AISC in the first quarter 2023, reducing both metrics by $97 per ounce sold.

Cost of sales, excluding depreciation, of $130.5 million was higher by $25.9 million or 25% primarily due to higher production costs described above and increased royalties. The higher royalties are due to the royalty rate structure announced in October 2023, coinciding with higher realized gold prices on higher sales volumes. Cost of sales per ounce sold, excluding depreciation, of $1,004 was lower by $59 or 6% primarily due to higher production and sales volumes more than offsetting the increase in production costs noted above.

Cash costs of $130.2 million were higher by $35.3 million or 37%, primarily due to the higher production costs and royalties and the impact of the abnormal costs in the prior year period as described above, which offset the lower unit costs. Cash costs per ounce sold of $1,002 were higher by $38 or 4%, as higher production and sales volumes were more than offset by the previously noted items and impact of the abnormal costs in the prior year period.

AISC per ounce sold of $1,312 was higher by $155 or 13% primarily due to higher cash costs per ounce sold in the prior year period as described above as well as increased capitalized waste stripping during the first quarter 2024 with the resumption to normal mining activity levels.

Total capitalized stripping of $25.7 million was higher by $19.3 million or 302% with the resumption to normal mining activity levels, including the continued strategic pit pushbacks intended to secure future ore supply at depth.

Sustaining capital expenditures, excluding capitalized stripping, of $10.3 million included capital spares of $3.2 million, tailings management of $3.0 million, resource development of $1.2 million, mobile and mill equipment of $0.6 million, and other sustaining projects of $2.3 million. Expansion capital expenditures of $0.5 million were incurred to fulfill the community village resettlement commitment.

Mine site free cash flow of $35.7 million is net of $13.4 million in tax payments and working capital adjustments of $58.9 million, consisting of an outflow of $11.1 million related to an increase in Value Added Tax ("VAT") receivables and a decrease in accounts payables, partially offset by a decrease in supplies inventory.

Page | 14 of 38

2024 Outlook

Essakane production guidance is unchanged with attributable production expected to be in the range of 330,000 to 370,000 ounces. The mill is expected to operate at nameplate capacity and head grades are expected to decrease, in line with the previously announced mine plan, as the mill feed is supplemented with stockpiled ore to sustain throughput rates and as mining continues through Phase 5 and Phase 6 and into the initial benches of Phase 7.

Operating cost guidance at Essakane is unchanged, with cash costs expected to be in the range of $1,300 to $1,400 per ounce sold and AISC per ounce sold in the range of $1,675 to $1,800. The increase in costs as outlined in the mine plan is attributed to a scheduled increase in planned maintenance activities, continued pressures on the landed cost of fuel at the operation, and the application of increased royalty rates announced by the Burkina Faso government in the fourth quarter 2023. Additionally, the capitalized waste stripping program this year remains high before stripping activities and unit costs decrease in line with the mine plan from 2025 and 2026 onwards.

Capital expenditures are expected to be approximately $155 million, primarily consisting of capitalized waste stripping to provide access to ore as per the 2024 and 2025 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

Continued security incidents or related concerns could have a material adverse impact on future operating performance. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional infrastructure and supply inventory levels appropriate to secure operational continuity.

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Westwood Mine Complex (IAMGOLD interest - 100%) | Quebec, Canada

	Q1 2024	Q1 2023
Key Operating Statistics
Underground lateral development (metres)	1,307	1,494
Ore mined (000s t) - underground	83	68
Ore mined (000s t) - open pit	120	193
Ore mined (000s t) - total	203	261
Grade mined (g/t) - underground	8.90	6.35
Grade mined (g/t) - open pit	2.28	1.44
Grade mined (g/t) - total	5.00	2.73
Ore milled (000s t)	249	255
Head grade (g/t) - underground	8.78	6.56
Head grade (g/t) - open pit	2.21	1.34
Head grade (g/t) - total	4.27	2.77
Recovery (%)	94	92
Gold production (000s oz)	32	21
Gold sales (000s oz)	33	21
Average realized gold price[1] ($/oz)	$2,088	$1,892
Financial Results ($ millions)
Revenues[2]	$68.9	$39.6
Cost of sales[2]	40.9	34.5
Production costs	38.6	35.8
(Increase)/decrease in finished goods	2.0	(1.3)
Royalties	0.3	-
Cash costs[1]	40.7	34.3
Sustaining capital expenditures[1]	19.0	17.8
Expansion capital expenditures[1]	-	-
Total capital expenditures	19.0	17.8
Earnings/(loss) from operations	16.1	(5.2)
Mine site free cash flow[1]	10.5	(15.7)
Unit costs per tonne[1]
Underground mining cost per tonne mined	$247.22	$295.70
Open pit mining cost per operating tonne mined	$13.29	$6.62
Milling cost per tonne milled	$24.65	$24.25
G&A cost per tonne milled	$20.56	$19.70
Operating costs per ounce[3]
Cost of sales excluding depreciation[4] ($/oz sold)	$1,243	$1,657
Cash costs[1] ($/oz sold)	$1,236	$1,646
AISC[1] ($/oz sold)	$1,836	$2,508
  This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
  As per note 30 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
  Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Includes non-cash ore stockpile and finished goods inventories NRV write-down of $nil for the first quarter 2024 (first quarter 2023 - $0.6 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $nil for the first quarter 2024 (first quarter 2023 - $30).

Page | 16 of 38

Operations

Gold production in the first quarter 2024 was 32,000 ounces higher by 11,000 ounces or 52% compared with the same prior year period, primarily due to higher grades. This is the result of an increased proportion of mill feed from the underground mine, which delivered the highest quarterly volume of ore since operations resumed following the October 2020 seismic event, at the highest grades in over five years, as well as higher grades from the Fayolle and Grand Duc satellite deposits.

Mining activity of 203,000 tonnes of ore in the first quarter 2024 was lower by 58,000 tonnes or 22% from the same prior year period, due to lower ore production from open pit operations. Contained ounces mined increased by 42% compared to the same prior year period due to the higher volume of underground tonnes which averaged 8.90 g/t in the quarter.

Lateral underground development of 1,307 metres in the first quarter 2024 was lower by 187 metres or 13% compared to the same prior year period, as mining activities move through areas in the west and central zones that require increased rehabilitation requirements.

The mining team continued to execute the underground rehabilitation and development work program, providing increased operational flexibility with multiple stope sequences now available to mine concurrently. The rehabilitation work program consists of repairing and upgrading the existing underground infrastructure in line with the revised rock mechanic standard, which has been developed to ensure that safe work conditions are maintained in seismic portions of the mine. This activity enables production to safely recommence once rehabilitation work on a specific level has been completed. The scope and extent of the rehabilitation work program is expected to reduce significantly exiting 2024.

Mill throughput in the first quarter 2024 was 249,000 tonnes at an average head grade of 4.27 g/t, 2% lower and 54% higher than the same prior year period, respectively. The higher head grades are due to an increased proportion of the ore feed from the underground mine as described above and higher grade material from the Fayolle deposit, partially offset by lower volumes from the Grand Duc open pit.

The mill achieved recoveries of 94% in the first quarter 2024, slightly higher than the same prior year period. There was increased plant availability in the quarter of 85.0% compared to 80.0% in the prior year period, with plans to further improve availability through an ongoing maintenance program.

Financial Performance

Production costs of $38.6 million were higher by $2.8 million or 8% than the same prior year period due to higher mining costs, with an additional $2.4 million incurred at the Fayolle deposit, compared to the first quarter 2023 when the Fayolle property was in the development phase.

Cost of sales, excluding depreciation, of $40.9 million was higher by $6.4 million or 19%, primarily due to the timing of sales and higher production costs. Cost of sales per ounce sold, excluding depreciation, of $1,243, was lower by $414 or 25% primarily due to higher production and sales volumes, partially offset by higher production costs.

Cash costs of $40.7 million were higher by $6.4 million or 19%, primarily due to the timing of sales and higher production costs. Cash costs per ounce sold of $1,236 were lower by $410 or 25%, primarily due to higher production and sales volumes, partially offset by higher production costs.

AISC per ounce sold of $1,836 was lower by $672 or 27%, primarily due to lower cash costs per ounce sold, partially offset by increased sustaining capital expenditures.

Sustaining capital expenditures of $19.0 million included underground development and rehabilitation of $9.7 million, mill and mobile equipment of $4.6 million, capitalized stripping of $2.3 million and other sustaining capital projects of $2.4 million.

2024 Outlook

Westwood production and cost guidance is unchanged, with gold production expected to be in the range of 100,000 to 120,000 ounces in 2024.

Cash costs at Westwood are expected in the range of $1,250 to $1,375 per ounce sold and AISC per ounce sold are expected in the range of $1,800 to $2,000.

Page | 17 of 38

Capital expenditures are expected to be approximately $65 million of sustaining capital, primarily consisting of $35 million in underground development and rehabilitation, $15 million for the renewal of the mobile fleet and fixed equipment, $5 million for asset integrity projects at the Westwood mill, and $10 million on other capital projects.

During the second half of the year, the Company plans to file an updated NI 43-101 compliant technical report detailing the results of certain mine optimization efforts and strategic assessments of the Westwood complex.

PROJECTS

Nelligan Gold Project | Chibougamau District, Quebec, Canada

The Nelligan Gold Project ("Nelligan") is located approximately 45 kilometres south of the Chapais Chibougamau area in Québec.

On December 5, 2023, the Company announced it had entered into a definitive arrangement agreement with Vanstar pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Vanstar by way of a court-approved plan of arrangement under the Canada Business Corporations Act. The transaction closed on February 13, 2024.

Vanstar was a gold exploration company with properties located in Northern Quebec at different stages of development. Vanstar's primary asset was a 25% interest in Nelligan which was held under an earn-in option to the joint venture agreement with IAMGOLD (IAMGOLD: 75%; Vanstar: 25%). Vanstar also held a 1% NSR royalty on selected claims of the project that have been cancelled due to the transaction.

Approximately 10,000 metres of expansion and delineation diamond drilling is planned for 2024, of which approximately 4,000 metres were completed in the first quarter 2024.

Monster Lake Gold Project | Chibougamau District, Quebec, Canada

The Company holds a 100% interest in the Monster Lake Gold Project, which is located approximately 15 kilometres north of the Nelligan Gold Project in the Chapais Chibougamau area in Québec.

Approximately 3,000 metres of exploration diamond drilling was initially planned for 2024 and approximately 3,500 metres were completed in the first quarter 2024 testing exploration targets along the main Monster Lake Shear Zone structural corridor.

An updated Mineral Resource Estimation is expected to be completed in the first half of 2024 with inclusion of drill results obtained subsequent to the completion of the last estimation.

Anik Gold Project | Chibougamau District, Quebec, Canada

The Anik Gold Project is wholly owned by Kintavar Exploration Inc. ("Kintavar") and is contiguous with the Nelligan Gold Project to the north and east. The Company holds an option to earn up to an 80% interest in the project by meeting certain commitments (see Kintavar news release dated May 28, 2020).

Approximately 3,000 metres of exploration diamond drilling is planned for 2024, of which approximately 2,300 metres were completed in the first quarter 2024 testing different target areas.

Bambouk Assets | West Africa

On December 20, 2022, the Company announced it had entered into definitive agreements with Managem S.A (CAS:MNG) ("Managem") to sell its interests in the Bambouk Assets of which several of the transactions closed in 2023. Under the terms of the remaining agreements, IAMGOLD will receive total cash payments of approximately $84.4 million (pre-tax) as consideration for the entities that hold the Company's 100% interest in the Karita Gold Project and associated exploration properties in Guinea and the Diakha-Siribaya Gold Project in Mali. The Company received consent of IAMGOLD's syndicate of lenders to complete the sale of its interests in the Bambouk Assets.

Page | 18 of 38

The remaining two transactions are subject to certain regulatory approvals from the respective governments, as well as other customary closing conditions included in the transaction agreements. The first of the two remaining transactions is expected to close in the second quarter 2024 with the final transaction expected to close during 2024.

Under the terms of the transaction agreements, exploration expenditures incurred to develop the Bambouk Assets further will be recouped from Managem upon closing.

FINANCIAL REVIEW

Liquidity and Capital Resources

As at March 31, 2024, the Company had $291.2 million in cash and cash equivalents and net debt of $715.8 million. Approximately $402.3 million was available under the Company's Credit Facility resulting in liquidity at March 31, 2024, of approximately $693.8 million.

Within cash and cash equivalents, $76.4 million (70% basis) was held by Côté Gold, $99.7 million was held by Essakane and $106.6 million was held in the corporate treasury in Canada. The Côté Gold UJV requires its joint venture partners to fund, in advance, two months of future expenditures and cash calls are made at the beginning of each month, resulting in the month end cash balance approximating the following month's expenditure.

The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing at the corporate level, including the Company's drawdowns under the Credit Facility. Excess cash at Essakane is mainly repatriated through dividend payments, of which the Company will receive its 90% share, net of dividend taxes. The size of the dividend is dependent on cash held and the projected cash generation at Essakane. There is a risk that the Company may not receive full or partial refunds on the outstanding VAT balances during 2024 which could impact the size of the dividend paid during 2024. During the remainder of commissioning and production ramp-up, the Company will fund its portion of the Côté UJV funding from available cash balances, cash generated from its operations, funds available from the Credit Facility and proceeds from the disposition of the remaining assets from the Bambouk Assets sale.

On February 15, 2024, the Company completed a private placement of 1.9 million flow-through common shares of the Company (the "Flow-Through Shares") that qualifies as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada)). The Flow-Through shares were issued at a price of C$4.20 per Flow-Through Share for the aggregate gross proceeds of up to C$8.0 million ($5.9 million).

Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold totaled $64.5 million.

The following table summarizes the Company's outstanding long-term debt:

	March 31	December 31
($ millions)[1]	2024	2023
Credit Facility	$-	$-
5.75% senior notes	448.1	448.0
Term Loan	367.7	375.6
Equipment loans	5.1	7.2
	$820.9	$830.8
  Long-term debt does not include leases in place at continuing operations of $129.5 million as at March 31, 2024 (December 31, 2023 - $121.3 million).

Page | 19 of 38

Credit Facility

The Company has a $425 million secured revolving Credit Facility, which was entered into in December 2017 and was amended for various items including to obtain consent to the sale of Rosebel, the sale of the Bambouk Assets, for entering into the SMM funding arrangement and for entering into the second lien term loan. On November 9, 2023, the Company entered into a one year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company's requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

The Credit Facility provides for an interest rate margin above the SOFR, banker's acceptance prime rate and base rate advances which vary, together with fees related thereto, according to the total Net Debt to EBITDA ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants, including Net Debt to EBITDA, Interest Coverage and a minimum liquidity requirement of $150 million.

As at March 31, 2024, the Credit Facility was undrawn and the Company issued letters of credit under the Credit Facility in the amount of $18.4 million as collateral for surety bonds issued, $0.4 million as guarantees for certain environmental indemnities to government agencies, and $3.9 million as a supplier payment guarantee, with $402.3 million remaining available under the Credit Facility. Subsequent to the end of the quarter, the Company drew $40.0 million on the facility to fund certain disbursements, including the May 1, 2024 Côté UJV cash call and interest charges.

5.75% Senior notes

In September 2020, the Company completed the issuance of $450 million of senior notes at face value with an interest rate of 5.75% per annum (the "Notes"). The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021, in the amount of approximately $12.9 million for each payment. The Notes are guaranteed by certain of the Company's subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.

Term Loan

In May 2023, the Company entered into the $400.0 million Term Loan. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The Term Loan is denominated in U.S. dollars and interest is payable upon each SOFR maturity date. The Term Loan notes are guaranteed by certain of the Company's subsidiaries, subordinated to the Credit Facility.

The Company incurred transaction costs of $11.0 million, in addition to the 3% discount, which has been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and is being amortized using the effective interest rate method. The Term Loan can be repaid in $20 million tranches at any time and has a make-whole premium if repaid in the first two years, a 104% premium if repaid after year two, a 101% premium if repaid after year three and 100% thereafter.

The Term Loan has a minimum liquidity requirement of $150 million and an interest coverage ratio (1.5x trailing consolidated EBITDA to consolidated interest expense) covenants and has no mandatory requirements for gold or other forms of hedging, cost overrun reserves or cash sweeps.

Page | 20 of 38

Leases

At March 31, 2024, the Company had lease obligations of $129.5 million at a weighted average borrowing rate of 7.30%.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, which have been delivered through 2023 and will continue to be delivered through 2024, with a value of approximately $125 million. The master lease agreement was amended to increase the facility to $150 million. The $25 million increase in the facility will be used to lease mobile equipment at Côté Gold during 2024.

Equipment loans

At March 31, 2024, the Company had equipment loans with a carrying value of $5.1 million secured by certain mobile equipment, with interest rates between 5.23% and 5.95% which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.

Gold prepay arrangements

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements"). The Company received $236.0 million in 2022 and is to physically deliver 150,000 gold ounces over the course of 2024. The arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces.

In December 2023 and April 2024, the Company entered into further gold sale prepay arrangements and amendments to certain of the 2022 Prepay Arrangements, which effectively transitioned the cash impact of the gold delivery obligations from the 2022 Prepay Arrangements out of the first and second quarters of 2024 into the first and second quarters of 2025.

• In December 2023, the Company entered into a gold prepay arrangement, under which the Company received an amount of $59.9 million during the first quarter 2024 at an effective gold price of $1,916 per ounce and has to physically deliver 31,250 ounces of gold over the period of January 2025 to March 2025 in equal monthly amounts.

• Subsequent to the quarter, in April 2024, the Company entered into a further gold prepay arrangement under which the Company will receive an amount of $59.4 million during the second quarter 2024 at an effective gold price of $1,900 per ounce and has to physically deliver 31,250 ounces of gold over the period of April 2025 to June 2025. The arrangement includes a gold collar of $2,100 to $2,925 per ounce whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at $2,925 per ounce.

• The Company also entered into amendments to the 2022 Prepay Arrangements that deferred the delivery of 12,500 ounces that were previously scheduled for delivery in the first half of 2024 to the first half of 2025. The Company will make a cash payment of $0.5 million in the first quarter 2025 and $0.6 million in the second quarter 2025 in consideration for the deferral.

The Company delivered 31,250 ounces under the 2022 Prepay Arrangements in the first quarter 2024 and the Company received $8.9 million in relation to the collar. The production previously designated to be delivered into the deferred arrangements in the first quarter 2024 was sold at market rates in the quarter, and the ounces designated for delivery during the second quarter 2024 will now be sold at market prices at the time of sale.

Surety bonds and performance bonds

As at March 31, 2024, the Company had (i) C$215.8 million ($159.4 million) of surety bonds, issued pursuant to arrangements with insurance companies, in support of environmental closure costs obligations related to the Doyon division and Côté Gold and (ii) C$37.3 million ($27.6 million) of performance bonds in support of certain obligations related to the construction of Côté Gold.

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As at March 31, 2024, the total collateral provided through letters of credit and cash deposits for the surety bonds was $29.3 million. The balance of $157.7 million remains uncollateralized for the surety and performance bonds.

The Company expects that the surety bonds in support of the Doyon division will have to be increased to support the updated environmental closure cost obligations as per the updated closure plan once the closure plan has been approved by the applicable regulatory authorities.

The Company previously posted 100% of the Côté Gold reclamation security using surety bonds. The bonding requirement for Côté Gold increased with the commencement of production from C$47.9 million ($35.4 million) to C$71.2 million ($52.6 million) on a 100% basis (unadjusted for Company's ownership interest of Côté Gold). During the first quarter 2024, SMM posted a bond for C$28.0 million based on its 39.7% interest in Côté Gold. Due to SMM posting its share of the reclamation security, the Company did not have to post any additional security to meet the increased requirement.

Derivative contracts

In addition to the gold sale prepayment arrangements noted above, and in order to mitigate volatility during the commissioning and ramp-up of Côté Gold, the Company entered into certain derivative contracts in respect of certain of its future gold sales and exchange rates. In addition, the Company manages certain other commodities exposure such as oil through derivatives. See "Market Risk - Summary of Foreign Currency and Commodity Derivative Contracts" for information relating to the Company's outstanding derivative contracts, including the derivative contracts associated with Côté Gold.

Liquidity Outlook

At March 31, 2024, the Company had available liquidity of $693.8 million mainly comprised of $291.2 million in cash and cash equivalents and $402.3 million available under the Credit Facility. The committed amount under the credit facility reduces by $53 million on January 31, 2025, that will reduce liquidity by the same amount.

IAMGOLD will receive 60.3% of gold production and will fund 60.3% of remaining disbursements related to the Côté Gold construction project, planned and unplanned costs related to the ramp-up, as well as ongoing operating and capital expenditures and working capital requirements. It is expected that Côté Gold will become cash flow positive, excluding the impact of the gold prepay transactions, post the achievement of commercial production and the Company's funding requirements remain considerable.

The Company expects to receive approximately $84.4 million in gross proceeds in 2024 in respect of the closing of the remaining transactions arising through the Bambouk Asset sales. The Company's cash flows and size of the dividend from Essakane for 2024 is dependent on Essakane receiving VAT refunds from the Government of Burkina Faso or selling the VAT refunds to local financial institutions.

The Company has to deliver 181,250 ounces under its gold prepay arrangements from April 2024 to June 30, 2025. The prepay arrangements were funded at the time of entering into the agreements. The Company will receive $59 million during the second quarter 2024 for the gold prepay arrangement entered into during April 2024 as well as a cash payment at the time of delivering into the gold prepay arrangement based on the amount that market price of gold at the time of delivery exceeds (i) $1,700 per ounce, capped at $2,100 per ounce, for 75,000 ounces that will be delivered from April 2024 to December 2024, and (ii) $1,900 per ounce, capped at $2,925 per ounce, for 31,250 ounces that will be delivered during the second quarter 2025.

Based on the current ramp-up schedule of the Côté Gold Mine as well as prevailing market conditions which could impact the amount of required expenditures during the ramp-up of Côté Gold and operating cash flows from the Company's existing operations, the Company believes that cash and cash equivalents at March 31, 2024, combined with cash flows from operations, the expected proceeds from the sale of the remaining Bambouk Assets and available liquidity provided by the undrawn amounts under the Credit facility, is sufficient to fund the ramp-up of the Côté Gold Mine up to achieving commercial production.

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The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company's ability to draw down on the Credit Facility is dependent on its ability to meet net debt to EBITDA and interest ratio covenants.

The Company will be dependent on the cash flows generated from Côté Gold to repay its existing and any additional indebtedness that it may incur to fund the ramp-up costs of the Côté Gold Mine. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2023 Annual Information Form, which is available on SEDAR at www.sedarplus.ca and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Income Statement

Revenues - Revenues from continuing operations were $338.9 million in the first quarter 2024 from sales of 163,000 ounces (150,000 ounces on an attributable basis) at an average realized gold price of $2,077 per ounce, higher by $112.7 million or 50% than the prior year period, due to higher sales volumes and a higher realized gold price, partially offset by the impact of the portion of revenues being recognized on deliveries into the 2022 Prepay Arrangement (defined above) at a forward price of $1,753 per ounce collar.

Cost of sales - Cost of sales excluding depreciation was $171.4 million in the first quarter 2024, higher by $32.3 million or 23% than the prior year period. The increased costs are due to inflation and the increase in mining activity at Essakane when compared to the prior year period which experienced abnormally low operating activity due to fuel shortages in the first quarter 2023.

Depreciation expense - Depreciation expense was $61.8 million in the first quarter 2024, higher by $17.8 million or 40% than the prior year period primarily due to higher production volumes and the amortization of deferred stripping assets as the mining activity sequences through Phase 5 and Phase 6 at Essakane.

Exploration expense - Exploration expense was $6.2 million in the first quarter 2024, lower by $1.5 million or 19% than the prior year period due to the decrease in exploration programs resulting from the sale of certain exploration assets.

General and administrative expense - General and administrative expense was $10.0 million in the first quarter 2024, lower by $3.2 million or 24% than the prior year period, primarily due to lower salaries, benefits and bonus accruals of $2.1 million, non-recurring severance costs of $0.6 million and other administration costs of $0.3 million.

Income tax expense - Income tax expense was $27.0 million in the first quarter 2024, higher by $18.4 million or 214% than the prior year period. It is comprised of a current income tax expense of $26.9 million and a deferred income tax expense of $0.1 million, higher than the prior year period for current tax expense by $15.2 million or 130% and higher for deferred tax expense by $3.2 million or 103%, respectively. The current income tax expense for the first quarter was higher primarily due to higher income at Essakane.

Operating Activities

Net cash flow from operating activities from continuing operations was $77.1 million for the first quarter 2024, higher by $63.7 million compared to the same prior year period, primarily due to higher cash earnings of $89.7 million due to higher sales volume and a higher realized gold price, a decrease in supplies inventory of $14.0 million, primarily due to a reduction at Essakane, and net impact of $6.5 million from the prepay arrangements, offset by an increase in trade and other receivables and prepaid expense of $13.0 million and $8.0 million, respectively, primarily due to increased VAT receivable at Essakane and the payment of insurance premiums, a decrease in trade and other payables of $16.4 million due to the timing of the supplies invoices, and an increase in income tax paid of $5.7 million.

Investing Activities

Net cash used in investing activities from continuing operations for the first quarter 2024 was $164.4 million, an outflow compared to the net inflow of $333.2 million from the same prior year period, primarily due to the receipt of $386.4 million in net proceeds from the sale of Rosebel in the first quarter of 2023, and an increase in capitalized borrowing costs of $9.0 million, offset by a decrease in capital expenditures for property, plant and equipment of $62.2 million mainly due to decreased spending at Côté Gold.

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Financing Activities

Net cash from financing activities from continuing operations for the first quarter 2024 was $14.2 million, an increase of $78.6 from the same prior year period, primarily due to proceeds of issuing flow-through common shares of $5.9 million, and no repayments to the Credit Facility in the first quarter of 2024 compared to a repayment of $255 million in the first quarter 2023, offset by a decrease in proceeds received through the SMM funding arrangement of $180.6 million.

CONFERENCE CALL

A conference call will be held on Friday, May 10, 2024 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's first quarter 2024 operating performance and financial results. Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Pre-register via: Chorus Call IAMGOLD Q1 Registration (recommended). Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (844) 763-8274

International: +1 (647) 484-8814

Webcast: https://services.choruscall.ca/links/iamgold2024q1.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or +1 (604) 674-8052 from international locations and entering the passcode: 0811.

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three months ended March 31, 2024, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedarplus.ca. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

End Notes (excluding tables) This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 26 to 34 of the Company's Q1 2024 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with two operating mines: Essakane (Burkina Faso) and Westwood (Canada). The Company also owns Côté Gold (Canada), a large-scale, long-life mine that has commenced production March 31, 2024 (together referred to as continuing operations). The Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada.

IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

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IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with IFRS, including the following:

• Average realized gold price per ounce sold

• Underground mining cost per ore tonne mined, open pit net mining cost per operating tonne mined, milling cost per tonne milled, and G&A cost per tonne milled

• Cash costs, cash costs per ounce sold, all in sustaining cost and all in sustaining cost per ounce sold

• Net earnings (loss) attributable to shareholders and adjusted net earnings (loss) attributable to shareholders

• Net cash from operating activities, before movements in working capital and non-current ore stockpiles

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")

• Mine-site free cash flow

• Sustaining and expansion capital expenditures

• Project expenditures

The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, these non-GAAP financial measures will provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The definitions of these measures, the reconciliation to the amounts presented in the consolidated interim financial statements, and the reasons for the presentation of these measures are included below. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, continuing operations, except where noted)	Q1 2024	Q1 2023
Revenues	$338.9	$226.2
By-product credits and other revenues	(0.6)	(0.5)
Gold revenues	$338.3	$225.7
Sales (000s oz) - 100%	163	119
Average realized gold price per ounce[1,2,3] ($/oz)	$2,077	$1,893
  Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
  Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood and Essakane mines.
  Average realized gold price per ounce sold in the first quarter 2024 includes 31,250 ounces (nil in 2023) at $1,994 per ounce as delivered in accordance with the 2022 Prepay Arrangement.

Underground Mining Cost per Ore Tonne Mined, Open Pit Mining Cost per Operating Tonne Mined, Milling Cost per Tonne Milled, and G&A Cost per Tonne Milled

Underground mining cost per ore tonne mined and open pit net mining cost per operating tonne mined are defined as:

• Mining costs (as included in production costs), that excludes capitalized waste stripping for open pit mines, less changes in stockpile balances and non-production costs as these costs are not directly related to tonnes mined, divided by

• the sum of the tonnage of ore and operating waste mined.

Milling cost per tonne milled and general and administrative cost per tonne milled are defined as:

• Mill and general and administrative costs (as included in production costs), selling costs and non-production costs as these costs are not directly related to tonnes milled, divided by

• the tonnage of ore milled.

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IAMGOLD believes these non-GAAP financial performance measures provide further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. Management is aware, and investors should note, that these per tonne measures of performance can be affected by fluctuations in mining and/or processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Essakane

($ millions, except where noted)	Q1 2024	Q1 2023
Production cost	$110.9	$97.4
Adjust for:
Increase/decrease in stockpiles	8.2	0.1
Adj. operating cost	$119.1	$97.5
Consisting of:
Open pit net mining cost [A]	36.1	30.8
Milling cost [B]	55.4	42.1
G&A cost [C]	27.6	24.6
Open pit ore tonnes mined (000s t)	3,458	1,657
Open pit operating waste tonnes mined (000s t)	3,132	3,962
Open pit ore and operating waste tonnes mined (000s t) [D]	6,590	5,619
Ore milled (000s t) [E]	3,039	2,175
Open pit net mining cost per operating tonne mined ($/tonne) [A/D]	$5.48	$5.49
Milling cost per tonne milled ($/tonne) [B/E]	$18.23	$19.35
G&A cost per tonne milled ($/tonne) [C/E]	$9.08	$11.31

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

Westwood

($ millions, except where noted)	Q1 2024	Q1 2023
Production cost	$38.6	$35.8
Adjust for:
Increase/decrease in stockpiles	(0.5)	0.4
Adj. operating cost	$38.0	$36.2
Consisting of:
Underground mining cost [A]	20.6	20.2
Open pit net mining cost [B]	6.2	4.8
Milling cost [C]	6.1	6.2
G&A cost [D]	5.1	5.0
Underground ore tonnes mined (000s t) [E]	83	68
Open pit ore tonnes mined (000s t)	120	193
Open pit waste tonnes mined (000s t)	346	527
Open pit ore and operating waste tonnes mined (000s t) [F]	466	720
Ore milled (000s t) [G]	249	255
Underground mining cost per ore tonne mined ($/tonne) [A/E]	$247.22	$295.70
Open pit net mining cost per operating tonne mined ($/tonne) [B/F]	$13.29	$6.62
Milling cost per tonne milled ($/tonne) [C/G]	$24.65	$24.25
G&A cost per tonne milled ($/tonne) [D/G]	$20.56	$19.70

$/tonne may not re-calculate based on amounts presented in this table due to rounding.

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Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

The following tables provide a reconciliation of cash costs, AISC, cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Three months ended March 31, 2024

($ millions, continuing operations, except where noted)	Essakane	Westwood	Corporate	Total
Cost of sales	$180.9	$52.1	$0.2	$233.2
Depreciation expense[1]	(50.4)	(11.2)	(0.2)	(61.8)
Cost of sales[1], excluding depreciation expense	$130.5	$40.9	$-	$171.4
Adjust for:
Other mining costs	(0.3)	(0.3)	-	(0.6)
Cost attributed to non-controlling interests[2]	(13.0)	-	-	(13.0)
Cash costs - attributable	$117.2	$40.6	$-	$157.8
Adjust for:
Sustaining capital expenditures[3]	36.9	18.9	0.1	55.9
Corporate general and administrative costs[4]	-	-	9.7	9.7
Other costs[5]	3.2	0.6	0.1	3.9
Cost attributable to non-controlling interests[2]	(17.1)	-	-	(17.1)
AISC - attributable	$153.5	$60.4	$9.9	$223.8
Total gold sales (000 oz) - attributable	117	33	-	150
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,004	$1,243	$-	$1,056
Cash costs[6] ($/oz sold) - attributable	$1,002	$1,236	$-	$1,053
AISC[6] all operations ($/oz sold) - attributable	$1,312	$1,836	$66	$1,493
  As per note 30 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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Three months ended March 31, 2023

($ millions, continuing operations, except where noted)	Essakane	Westwood	Corporate	Total from continuing operations	Rosebel	Total
Cost of sales	$142.9	$40.1	$0.1	$183.1	$23.8	$206.9
Depreciation expense[1]	(38.3)	(5.6)	(0.1)	(44.0)	-	(44.0)
Cost of sales[1], excluding depreciation expense	$104.6	$34.5	$-	$139.1	$23.8	$162.9
Adjust for:
Other mining costs	(0.2)	(0.2)	-	(0.4)	(0.2)	(0.6)
Abnormal portion of operating costs	(9.5)	-	-	(9.5)	-	(9.5)
Cost attributed to non-controlling interests[2]	(9.5)	-	-	(9.5)	(1.2)	(10.7)
Cash costs - attributable	$85.4	$34.3	$-	$119.7	$22.4	$142.1
Adjust for:
Sustaining capital expenditures[3]	16.8	17.1	0.1	34.0	9.4	43.4
Corporate general and administrative costs[4]	-	-	11.9	11.9	-	11.9
Other costs[5]	2.0	0.6	0.1	2.7	0.5	3.2
Abnormal portion of operating costs	(9.5)	-	-	(9.5)	-	(9.5)
Cost attributable to non-controlling interests[2]	(11.4)	-	-	(11.4)	(1.7)	(13.1)
AISC - attributable	$102.5	$52.2	$12.1	$166.8	$32.0	$198.8
Total gold sales (000 oz) - attributable	88	21	-	109	24	133
Cost of sales excluding depreciation[6] ($/oz sold) - attributable	$1,063	$1,657	$-	$1,176	$949	$1,136
Cash costs[6] ($/oz sold) - attributable	$964	$1,646	$-	$1,094	$949	$1,068
AISC[6] all operations ($/oz sold) - attributable	$1,157	$2,508	$110	$1,525	$1,358	$1,495
  As per note 30 of the consolidated interim financial statements for cost of sales and depreciation expense.
  Adjustments for the consolidation of Essakane (90%) to its attributable portion of cost of sales.
  Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. Sustaining capital expenditures are further described below.
  Corporate general and administrative costs exclude depreciation expense and one-time material severance charges.
  Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, insurance proceeds, partially offset by by-product credits.
  Cost of sales excluding depreciation per ounce sold, cash costs per ounce sold and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

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Sustaining and Expansion Capital Expenditure

Sustaining capital expenditures are expenditures required to support current production levels at a mine site and excludes all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature which result in a material increase in annual or life of mine gold ounce production, net present value, or reserves. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q1 2024	Q1 2023
Capital expenditures for property, plant and equipment[1]	$188.6	$194.1
Less: Côté Gold (9.7% share)	(18.3)	(22.0)
Subtotal	170.3	172.1
Less: Capital expenditures - expansion:	115.2	137.1
Côté Gold (60.3% basis)	114.7	136.6
Essakane	0.5	0.5
Westwood	-	-
Capital expenditures - sustaining	55.1	35.0
Capital expenditures for exploration and evaluation assets	-	-
Working capital adjustments	0.8	(0.9)
Capital expenditures - sustaining included in AISC	$55.9	$34.1
  Capital expenditures on an incurred basis as per the segmented information note of the consolidated interim financial statements.

Project Expenditure

Project expenditures at Côté represent all the project construction capital costs incurred during construction and commissioning phase of the Côté Gold Project in line with the Côté Gold NI 43-101 technical report and include expansion capital expenditures, right-of-use assets acquired through leases, supplies inventory and the cost to build the ore stockpile, less certain cash and non-cash corporate level adjustments included in capital expenditures

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs) is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

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($ millions, except where noted)	Q1 2024	Q1 2023
Earnings (loss) before income taxes - continuing operations	$88.7	$19.3
Add:
Depreciation	62.1	44.4
Finance costs	3.3	4.7
EBITDA - continuing operations	$154.1	$68.4
Adjusting items:
Unrealized (gain)/loss on non-hedge derivatives	(7.7)	0.8
NRV write-down/(reversal) of stockpiles/finished goods	-	0.6
Abnormal portion of operating costs at Essakane	-	9.5
Foreign exchange (gain)/loss	(0.9)	-
Write-down of assets	0.1	-
Changes in estimates of asset retirement obligations at closed sites	0.5	4.2
Fair value of deferred consideration from sale of Sadiola	(0.4)	(0.5)
Severance costs	0.2	0.5
Other	6.6	(0.5)
Adjusted EBITDA - continuing operations	$152.5	$83.0
Including discontinued operations:
EBITDA - discontinued operations	$-	$14.4
Adjusted items:
Loss on sale of Rosebel	-	7.4
Severance costs	-	1.5
Write-down of assets	-	0.1
Adjusted EBITDA from discontinued operations	-	23.4
EBITDA - all operations	$154.1	$82.8
Adjusted EBITDA - all operations	$152.5	$106.4

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings (loss) attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) to adjusted net earnings (loss) attributable to equity holders of the Company.

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($ millions, except where noted)	Q1 2024	Q1 2023
Earnings (loss) before income taxes and non-controlling interests - continuing operations	$88.7	$19.3
Adjusting items:
Unrealized gain/(loss) on non-hedge derivatives	(7.7)	0.8
NRV write-down/(reversal) of stockpiles/finished goods	-	0.7
Abnormal portion of operating costs at Essakane	-	10.1
Other finance costs	-	2.7
Foreign exchange (gain)/loss	(0.9)	-
Write-down of assets	0.1	-
Changes in estimates of asset retirement obligations at closed sites	0.5	4.2
Fair value of deferred consideration from sale of Sadiola	(0.4)	(0.5)
Severance costs	0.2	-
Other	6.6	(0.5)
Adjusted earnings before income taxes and non-controlling interests - continuing operations	$87.1	$36.8
Income taxes	(27.0)	(8.6)
Tax on foreign exchange translation of deferred income tax balances	(0.2)	3.1
Tax impact of adjusting items	-	(2.0)
Non-controlling interests	(6.9)	(4.4)
Adjusted net earnings (loss) attributable to equity holders - continuing operations	$53.0	$24.9
Adjusted net earnings (loss) per share attributable to equity holders - continuing operations	$0.11	$0.05
Including discontinued operations:
Net earnings (loss) before income tax and non-controlling interest - discontinued operations	$-	$14.3
Adjusted items:
Loss on sale of Rosebel	-	7.4
Severance costs	-	1.5
Write-down of assets	-	0.1
Adjusted earnings before income taxes and non-controlling interests - discontinued operations	$-	$23.3
Income taxes	-	(8.0)
Non-controlling interests	-	(0.7)
Adjusted net earnings attributable to equity holders - discontinued operations	$-	$14.6
Adjusted net earnings per share attributable to equity holders - discontinued operations	$-	$0.03
Adjusted net earnings (loss) attributable to equity holders - all operations	$53.0	$39.5
Adjusted net earnings (loss) per share attributable to equity holders - all operations	$0.11	$0.08
Basic weighted average number of common shares outstanding (millions)	489.3	479.0

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Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities:

($ millions, except where noted)	Q1 2024	Q1 2023
Net cash from operating activities - continuing operations	$77.1	$13.4
Adjusting items from working capital items and non-current ore stockpiles
Receivables and other current assets	24.4	3.4
Inventories and non-current ore stockpiles	0.8	14.8
Accounts payable and accrued liabilities	40.5	24.1
Net cash from operating activities before changes in working capital - continuing operations	142.8	55.7
Net cash from operating activities before changes in working capital - discontinued operations	-	21.9
Net cash from operating activities before changes in working capital	$142.8	$77.6

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures from operating mine sites. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Three months ended March 31, 2024

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$73.0	$29.4	$(25.3)	$77.1
Add:
Operating cash flow used by non-mine site activities	-	-	25.3	25.3
Cash flow from operating mine-sites - continuing operations	73.0	29.4	-	102.4
Capital expenditures - continuing operations	37.3	18.9	96.7	152.9
Less:
Capital expenditures from construction and development projects and corporate	-	-	(96.7)	(96.7)
Capital expenditures from operating mine-sites - continuing operations	37.3	18.9	-	56.2
Mine-site cash flow - continuing operations	$35.7	$10.5	$-	$46.2

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Three months ended March 31, 2023

($ millions, except where noted)	Essakane	Westwood	Corporate & other	Total
Net cash from operating activities - continuing operations	$36.1	$1.5	$(24.2)	$13.4
Add:
Operating cash flow used by non-mine site activities	-	-	24.2	24.2
Cash flow from operating mine-sites - continuing operations	36.1	1.5	-	37.6
Capital expenditures - continuing operations	17.7	17.2	180.2	215.1
Less:
Capital expenditures from construction and development projects and corporate	-	-	(180.2)	(180.2)
Capital expenditures from operating mine-sites - continuing operations	17.7	17.2	-	34.9
Mine-site cash flow - continuing operations	18.4	(15.7)	-	2.7
Cash flow from discontinued mine-sites	-	-	15.4	15.4
Capital expenditures from discontinued operations	-	-	(9.5)	(9.5)
Mine-site cash flow - discontinued operations	-	-	5.9	5.9
Total mine-site free cash flow	$18.4	$(15.7)	$5.9	$8.6

Liquidity and Net Cash (Debt)

Liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31	December 31
($ millions, continuing operations, except where noted)	2024	2023
Cash and cash equivalents	$291.2	$367.1
Short-term investments	0.3	-
Available Credit Facility	402.3	387.0
Available Liquidity	$693.8	$754.1

	March 31	December 31
($ millions, continuing operations, except where noted)	2024	2023
Cash and cash equivalents	$291.2	$367.1
Short-term investments	0.3	-
Lease liabilities	(129.5)	(121.3)
Long-term debt[1]	(855.1)	(857.3)
Drawn letters of credit issued under Credit Facility	(22.7)	(38.0)
Net cash (debt)	$(715.8)	$(649.5)
  Includes principal amount of the Notes of $450.0 million, Term Loan of $400.0 million, Credit Facility of $nil and equipment loans of $5.1 million (December 31, 2023 - $450.0 million, $400.0 million, $nil and $7.3 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$291.2	$367.1
Receivables and other current assets	61.9	85.7
Inventories	248.8	266.3
Assets held for sale	34.6	34.6
	636.5	753.7
Non-current assets
Property, plant and equipment	3,667.4	3,496.5
Exploration and evaluation assets	44.5	14.4
Restricted cash	64.5	90.5
Inventories	129.6	106.5
Other assets	128.3	76.3
	4,034.3	3,784.2
	$4,670.8	$4,537.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$321.3	$317.6
Income taxes payable	28.8	5.8
Other current liabilities	56.3	35.0
Current portion of lease liabilities	23.5	21.1
Current portion of long-term debt	3.0	5.0
Current portion of deferred revenue	261.2	240.7
Liabilities held for sale	5.8	5.6
	699.9	630.8
Non-current liabilities
Deferred income tax liabilities	1.8	0.7
Provisions	355.7	360.1
Lease liabilities	106.0	100.2
Long-term debt	817.9	825.8
Côté Gold repurchase option	358.3	345.3
Deferred revenue	-	10.9
	1,639.7	1,643.0
	2,339.6	2,273.8
Equity
Attributable to equity holders
Common shares	2,769.4	2,732.1
Contributed surplus	55.9	59.2
Accumulated deficit	(505.4)	(538.3)
Accumulated other comprehensive income (loss)	(50.7)	(47.0)
	2,269.2	2,206.0
Non-controlling interests	62.0	58.1
	2,331.2	2,264.1
Contingencies and commitments
Subsequent events
	$4,670.8	$4,537.9

Refer to Q1 2024 Financial Statements for accompanying notes.

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CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	2024	2023
Continuing Operations:
Revenues	$338.9	$226.2
Cost of sales	(233.2)	(183.1)
Gross profit (loss)	105.7	43.1
General and administrative expenses	(10.0)	(13.2)
Exploration expenses	(6.2)	(7.7)
Other expenses	(2.0)	(4.8)
Earnings (loss) from operations	87.5	17.4
Finance costs	(3.3)	(4.7)
Foreign exchange gain (loss)	0.9	-
Interest income, derivatives and other investment gains (losses)	3.6	6.6
Earnings (loss) before income taxes	88.7	19.3
Income tax expense	(27.0)	(8.6)
Net earnings (loss) from continuing operations	61.7	10.7
Net earnings (loss) from discontinued operations, net of income taxes	-	6.3
Net earnings (loss)	$61.7	$17.0
Net earnings (loss) from continuing operations attributable to:
Equity holders	$54.8	$6.3
Non-controlling interests	6.9	4.4
Net earnings (loss) from continuing operations	$61.7	$10.7
Net earnings (loss) attributable to:
Equity holders	$54.8	$11.9
Non-controlling interests	6.9	5.1
Net earnings (loss)	$61.7	$17.0

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	489.3	479.0
Diluted	493.0	483.1
Earnings (loss) per share from continuing operations ($ per share)
Basic	$0.11	$0.01
Diluted	$0.11	$0.01
Earnings (loss) per share from discontinued operations ($ per share)
Basic	$-	$0.01
Diluted	$-	$0.01

Basic earnings (loss) per share	$0.11	$0.02
Diluted earnings (loss) per share	$0.11	$0.02

Refer to Q1 2024 Financial Statements for accompanying notes.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars)	2024	2023
Operating activities
Net earnings (loss) from continuing operations	$61.7	$10.7
Adjustments for:
Depreciation expense	62.1	44.4
Deferred revenue recognized	(53.4)	-
Income tax expense	27.0	8.6
Derivative (gain) loss	(8.0)	(1.7)
Write-down of inventories	2.3	0.9
Finance costs	3.3	4.7
Other non-cash items	4.9	(3.7)
Adjustments for cash items:
Proceeds from gold prepayment	59.9	-
Settlement of derivatives	0.3	3.0
Disbursements related to asset retirement obligations	(0.6)	(0.2)
Movements in non-cash working capital items and non-current ore stockpiles	(65.7)	(42.3)
Cash from (used in) operating activities, before income taxes paid	93.8	24.4
Income taxes paid	(16.7)	(11.0)
Net cash from (used in) operating activities related to continuing operations	77.1	13.4
Net cash from (used in) operating activities related to discontinued operations	-	15.4
Net cash from (used in) operating activities	77.1	28.8
Investing activities
Capital expenditures for property, plant and equipment	(152.9)	(215.1)
Capitalized borrowing costs	(15.9)	(6.9)
Acquisition of non-controlling interests
Proceeds from sale of Rosebel	-	386.4
Other investing activities	4.4	4.4
Net cash from (used in) investing activities related to continuing operations	(164.4)	168.8
Net cash from (used in) investing activities related to discontinued operations	-	(8.2)
Net cash from (used in) investing activities	(164.4)	160.6
Financing activities
Proceeds from (repayment of) credit facility	-	(255.0)
Funding from Sumitomo Metal Mining Co. Ltd.	15.5	196.1
Other financing activities	(7.2)	(5.5)
Net cash from (used in) financing activities related to continuing operations	14.2	(64.4)
Net cash from (used in) financing activities related to discontinued operations	-	(2.0)
Net cash from (used in) financing activities	14.2	(66.4)
Effects of exchange rate fluctuation on cash and cash equivalents	(2.8)	2.1
Increase (decrease) in cash and cash equivalents - all operations	(75.9)	125.1
Increase (decrease) in cash and cash equivalents - held for sale	-	(0.8)
Increase (decrease) in cash and cash equivalents - continuing operations	(75.9)	124.3
Cash and cash equivalents, beginning of the year	367.1	407.8
Cash and cash equivalents, end of the year	$291.2	$532.1

Refer to Q1 2024 Financial Statement for accompanying notes.

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QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Marie-France Bugnon, P.Geo., Vice President, Exploration, IAMGOLD. Ms. Bugnon is a "qualified person" as defined by NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this MD&A include, without limitation, those under the headings "About IAMGOLD", "Highlights", "Outlook", "Environmental, Social and Governance",  "Quarterly Updates", "Financial Condition" and "Quarterly Financial Review" and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commissioning of the Côté Gold Mine; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs in respect to the Côté Gold Mine; expected production of the Côté Gold Mine, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; the completion of the sale of the Bambouk Assets; the completion of the acquisition of EURO Ressources S.A., permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this MD&A, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

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Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the commissioning of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk Assets; the Company's business strategies and its ability to execute thereon; the ability of the Company to complete pending transactions; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (included, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedarplus.ca or at www.sec.gov

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